UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated May 19, 2026

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Explanatory Note

The Form 6-K filed by Integrated Media Technology Limited (the "Company") on May 15, 2026 with IMTE announcing it Annual General Meeting (AGM) contained an incorrect Exhibit 99.1 Notice of AGM (Original Notice) stating an incorrect date of the meeting. The correct date of meeting is Tuesday, June 9, 2026 instead of Friday, June 5, 2026. The Company is filing this Amended Notice of Annual General Meeting in Exhibit 99.1 in this Amended Form 6K to replace the Original Notice in its entirety, and the Company has made no other changes to the Form 6-K previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 19, 2026

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amended Notice of Annual General Meeting

2